EXHIBIT 2.2

THE DETROIT MEDICAL CENTER
CORPORATE OFFICES
3990 JOHN R
DETROIT, MICHIGAN  48201-2403

October 29, 2010

Vanguard Health Systems, Inc.
20 Burton Hills Boulevard
Suite 100
Nashville, Tennessee 37215

            Attention:  General Counsel

            Re:       Purchase and Sale Agreement

Gentlemen:

            Reference is made to that certain Purchase and Sale Agreement dated as of June 10, 2010 (as amended, the “Purchase Agreement”), by and among The Detroit Medical Center, a Michigan nonprofit corporation (“DMC”), certain Affiliates of DMC identified therein (together with DMC, “Seller”), VHS of Michigan, Inc., a Delaware corporation (“VHS of Michigan”), certain Affiliates of VHS of Michigan identified therein (together with VHS of Michigan, “Buyer”), and Vanguard Health Systems, Inc., a Delaware corporation (“Vanguard”).  Unless otherwise defined herein, terms used in this letter agreement that are defined in the Purchase Agreement shall have the same meaning herein as therein defined.

            1.         Government Programs.  Seller is currently in communication with various Governmental Authorities pertaining to certain health care related issues attendant to the consummation of the transactions described in the Agreement (the “Governmental Communications”).  Seller shall provide copies to Buyer of all materials provided to applicable Governmental Authorities in connection with the Governmental Communications (whether such materials are provided on, before or after the date of this Amendment).  So long as (a) the scope of the Governmental Communications is reasonably acceptable to Buyer acting in good faith, (b) Seller’s resolution of the matters raised in the Governmental Communications (the “Resolution”) results in total cash payments from Seller to applicable Governmental Authorities not in excess of the threshold set forth in Section 16.1(iii) of the Agreement and (c) the terms of any Resolution (other than the amount of cash consideration paid by Seller thereunder) which would be binding upon Buyer or Buyer’s post-Closing operation of the Hospital Businesses are reasonably acceptable to Buyer acting in good faith (collectively, a “Qualifying Resolution”), then (i) it is agreed that such Qualifying Resolution will not result in a Material Adverse Effect on Seller and will not be taken into consideration in determining whether a Material Adverse

Effect has occurred; (ii) Seller will waive the provisions of Sections 9.3(c) and 9.3(d) of the Agreement; (iii) Seller’s Medicare inpatient provider agreements shall be among the Assets and the Assumed Liabilities; and (iv) Seller and Buyer will subsequently amend the Agreement to reflect the foregoing and other attributes of the Agreement that are implicated thereby, including (A) modifications to Section 9.3(b) of the Agreement and (B) the Parties promptly filing all necessary notices, applications and filings required to be filed with Governmental Authorities in order to reflect Buyer’s assumption of Seller’s Medicare inpatient provider agreements, including appropriate CMS Form 855-A filings.  If a dispute arises between Seller and Buyer regarding the form or substance of the amendment to the Agreement needed to implement the foregoing, such dispute shall be resolved pursuant to the following process: (I) each of Seller, on the one hand, and Buyer, on the other hand, shall promptly prepare its form of proposed amendment to the Agreement, (II) both forms of proposed amendment will be provided to one individual selected by Seller and Buyer (the “Expert”) who is knowledgeable about (a) acute care hospital merger and acquisition transactions in the United States and (b) the intricacies of Medicare reimbursement in such transactions, (III) the Expert shall, no later than fifteen (15) days after receipt of such proposed amendments, select either Seller’s form of amendment or Buyer’s form of amendment as the definitive amendment to be entered into by the Parties (and in no event shall the Expert be permitted to make any changes to either Seller’s form of amendment or Buyer’s form of amendment), (IV) Seller and Buyer shall, within three (3) calendar days after the Expert makes his or her decision, cause the selected amendment to be executed, subject only to obtaining any necessary approval from the Michigan Attorney General and (V) the Expert’s fees and costs associated with the forgoing process shall be borne by the Party (whether Seller, on the one hand, or Buyer, on the other hand) whose amendment is not selected by the Expert.  The decision of the Expert shall be binding on the parties and judgment may be entered upon such award by any court of competent jurisdiction.

            2.         EBITDA.  To the extent the Resolution is a Qualifying Resolution, the definitions of the acronym “EBITDA” and the phrase “Trailing EBITDA” as they are used in Section 9.5 of the Agreement will be interpreted to exclude any financial impact of the Resolution.  It is the intent of Seller, Vanguard and Buyer that the financial impact of a Qualifying Resolution will not be taken into consideration in determining whether Seller has satisfied the conditions set forth in Section 9.5 of the Agreement.

3.         Impact of Resolution.  If the Resolution is a Qualifying Resolution, the financial impact of the Resolution shall not be taken into consideration in determining whether the thresholds specified in Sections 9.1(a), 10.5(a)(iv), 10.7(b) or 16.1 of the Purchase Agreement have been satisfied, it being the intent of Seller, Vanguard and Buyer to eliminate the financial impact of the Resolution (so long as it is a Qualifying Resolution) from the determination of the amount of any Losses and from the computation of EBITDA provided for in such Sections.

            4.         Disclosures.  All matters disclosed in writing to Governmental Authorities and Buyer in connection with the Governmental Communications will be deemed to be disclosed to Buyer in the Schedules (and the Schedules will be deemed to be amended to include such disclosures) and, as a result thereof, the representations and warranties of Seller set forth in the Agreement will be interpreted to be qualified in all respects necessary to incorporate such disclosures; provided, however, to the extent there is a Qualifying Resolution, any matters disclosed in the Governmental Communications which are not included within the scope of the

Qualifying Resolution shall immediately be treated as though such matters had not been disclosed to Buyer in the Schedules, and the terms of this paragraph shall no longer be applicable to such matters.

            5.         Attorney General Approval.  The agreements of the Parties set forth herein are contingent upon and subject to the review and approval of the Attorney General, or the receipt of a written determination from the Attorney General not to object to the matters described herein.

            In accordance with the provisions of Section 16.22 of the Purchase Agreement, DMC is authorized and empowered to execute this letter agreement on behalf of each Seller, and Vanguard is authorized and empowered to execute this letter agreement on behalf of each Buyer.

            Please execute this letter agreement in the space provided below to confirm your agreement to the foregoing and return a copy to the undersigned.

THE DETROIT MEDICAL CENTER,
on behalf of each Seller and DMC

By:       /s/ Stephen R. D’Arcy
 Name:  Stephen R. D’Arcy
Title:    Chair of the Board of Trustees

ACKNOWLEDGED, AGREED AND
ACCEPTED AS OF
October 29, 2010

VANGUARD HEALTH SYSTEMS, INC.,
on behalf of each Buyer and Vanguard

By:       /s/ Keith B. Pitts
 Name:  Keith B. Pitts
Title:    Vice Chairman